SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                               (Amendment No. 3)

                   Under the Securities Exchange Act of 1934

                             METALDYNE CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   574670105
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                Credit Suisse First Boston Equity Partners, L.P.
           Credit Suisse First Boston Equity Partners (Bermuda), L.P.
            Credit Suisse First Boston U.S. Executive Advisors, L.P.
                          EMA Partners Fund 2000, L.P.
                       EMA Private Equity Fund 2000, L.P.
                        Credit Suisse (Bermuda) Limited
                    Hemisphere Private Equity Partners, Ltd.
                Credit Suisse Investment Advisory Partners, LLC
                                 Credit Suisse

                       (Name of Persons Filing Statement)

                                  Ivy B. Dodes
                                  Credit Suisse
                             Eleven Madison Avenue
                            New York, New York 10010
                                 (212) 325-2000
      --------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               November 27, 2006
   -------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

-------------------------------------------------------------------------------
1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only)
         Credit Suisse First Boston Equity Partners, L.P.
         13-3994124
-------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

                                                               (a) [ ]
                                                               (b) [X]
-------------------------------------------------------------------------------
3.  SEC USE ONLY

-------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    OO
-------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)
                                                                   [  ]
-------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

         Delaware
-------------------------------------------------------------------------------
Number of                              7.   Sole Voting Power
Shares
Beneficially                                7,402,831 shares of Common Stock,
Owned by                                    par value $1.00
Each                                  -----------------------------------------
Reporting
Person with                            8.   Shared Voting Power

                                            [0]
                                      ------------------------------------------
                                       9.   Sole Dispositive Power

                                            7,402,831 shares of Common Stock,
                                            par value $1.00
                                      ------------------------------------------

                                      10.   Shared Dispositive Power
                                            [0]
-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

    7,402,831 shares of Common Stock, par value $1.00
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)
                                                                   [  ]
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

    17.64%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    PN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only)
         Credit Suisse First Boston Equity Partners, (Bermuda), L.P.
         98-0191048
-------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

                                                               (a) [ ]
                                                               (b) [X]
-------------------------------------------------------------------------------
3.  SEC USE ONLY

-------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    OO
-------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)
                                                                   [  ]
-------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Bermuda
-------------------------------------------------------------------------------
Number of                              7.   Sole Voting Power
Shares
Beneficially                                2,069,282 shares of Common Stock,
Owned by                                    par value $1.00
Each                                  -----------------------------------------
Reporting
Person with                            8.   Shared Voting Power

                                            0
                                      -----------------------------------------

                                       9.   Sole Dispositive Power

                                            2,069,282 shares of Common Stock,
                                            par value $1.00
                                      -----------------------------------------

                                      10.   Shared Dispositive Power

                                            0
-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

    2,069,282 shares of Common Stock, par value $1.00
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                   [  ]
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

    4.93%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    PN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only)
         Credit Suisse First Boston U.S. Executive Advisors, L.P.
         13-3751234
-------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

                                                               (a) [ ]
                                                               (b) [X]
-------------------------------------------------------------------------------
3.  SEC USE ONLY

-------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    OO
-------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)
                                                                   [  ]
-------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Delaware
-------------------------------------------------------------------------------
Number of                              7.   Sole Voting Power
Shares
Beneficially                                6,610 shares of Common Stock,
Owned by                                    par value $1.00
Each                                  -----------------------------------------
Reporting
Person with                            8.   Shared Voting Power
                                      -----------------------------------------

                                       9.   Sole Dispositive Power

                                            6,610 shares of  Common Stock,
                                            par value $1.00
                                      -----------------------------------------

                                      10.   Shared Dispositive Power

-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

    6,610 shares of Common Stock, par value $1.00.
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)
                                                                   [  ]
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

    Less than 1%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    PN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only)
         EMA Partners Fund 2000, L.P.
         13-4126806
-------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

                                                               (a) [ ]
                                                               (b) [X]

-------------------------------------------------------------------------------
3.  SEC USE ONLY

-------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    OO
-------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)
                                                                   [  ]
-------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Delaware
-------------------------------------------------------------------------------
Number of                              7.   Sole Voting Power
Shares
Beneficially                                533,168 shares of Common Stock
Owned by                                    par value $1.00
Each                                  -----------------------------------------
Reporting
Person with                            8.   Shared Voting Power

                                      -----------------------------------------

                                       9.   Sole Dispositive Power

                                            533,168 shares of Common Stock
                                            par value $1.00
                                      -----------------------------------------
                                      10.   Shared Dispositive Power

-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

    533,168 shares of Common Stock, par value $1.00.
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)
                                                                   [  ]
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

    1.27%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    PN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only)
         EMA Private Equity Fund 2000, L.P.
         13-4126805
-------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                               (a) [ ]
                                                               (b) [X]
-------------------------------------------------------------------------------
3.  SEC USE ONLY

-------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    OO
-------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)
                                                                   [  ]
-------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Delaware
-------------------------------------------------------------------------------
Number of                              7.   Sole Voting Power
Shares
Beneficially                                343,139 shares of Common Stock,
Owned by                                    par value $1.00
Each                                  -----------------------------------------
Reporting
Person with                            8.   Shared Voting Power

                                      -----------------------------------------

                                       9.   Sole Dispositive Power

                                            343,139 shares of Common Stock,
                                            par value $1.00
                                      -----------------------------------------
                                      10.   Shared Dispositive Power

-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

    343,139 shares of Common Stock, par value $1.00.
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)
                                                                   [  ]
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

    Less than 1%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    PN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only)
         Credit Suisse (Bermuda) Limited
         (98-0186105) 13-5015677
-------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                               (a) [ ]
                                                               (b) [X]
-------------------------------------------------------------------------------
3.  SEC USE ONLY

-------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    Not Applicable
-------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)
                                                                   [  ]
-------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Bermuda
-------------------------------------------------------------------------------
Number of                              7.   Sole Voting Power
Shares
Beneficially                                0
Owned by                              -----------------------------------------
Each
Reporting                              8.   Shared Voting Power
Person with
                                            876,307 shares of Common Stock
                                            par value $1.00
                                      -----------------------------------------
                                       9.   Sole Dispositive Power

                                            0
                                      -----------------------------------------
                                      10.   Shared Dispositive Power

                                            876,307 shares of Common Stock,
                                            par value $1.00
-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

    876,307 shares of Common Stock, par value $1.00.
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)
                                                                   [  ]
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

    2%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only)
         Hemisphere Private Equity Partners, Ltd.
-------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                               (a) [ ]
                                                               (b) [X]
-------------------------------------------------------------------------------
3.  SEC USE ONLY

-------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    Not Applicable
-------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)
                                                                   [  ]
-------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Bermuda
-------------------------------------------------------------------------------
Number of                              7.   Sole Voting Power
Shares
Beneficially                                0
Owned by                              -----------------------------------------
Each
Reporting                              8.   Shared Voting Power
Person with
                                            9,478,723 shares of Common Stock,
                                            par value $1.00
                                      -----------------------------------------
                                       9.   Sole Dispositive Power

                                            0
                                      -----------------------------------------
                                      10.   Shared Dispositive Power

                                            9,478,723 shares of Common Stock,
                                            par value $1.00
-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

    9,478,723 shares of Common Stock, par value $1.00.
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)
                                                                   [  ]
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

    22.1%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only)
         Credit Suisse Investment Advisory Partners, LLC
         13-3947082

-------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                               (a) [ ]
                                                               (b) [X]
-------------------------------------------------------------------------------
3.  SEC USE ONLY

-------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    Not Applicable
-------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)
                                                                   [  ]
-------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Delaware
-------------------------------------------------------------------------------
Number of                              7.   Sole Voting Power
Shares
Beneficially                                0
Owned by                              -----------------------------------------
Each
Reporting                              8.   Shared Voting Power
Person with
                                            10,355,030 shares of Common Stock,
                                            par value $1.00
                                      -----------------------------------------
                                       9.   Sole Dispositive Power

                                            0
                                      -----------------------------------------
                                      10.   Shared Dispositive Power

                                            10,355,030 shares of Common Stock,
                                            par value $1.00
-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

    10,355,030 shares of Common Stock, par value $1.00.
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)
                                                                   [  ]
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

    24.1%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    IA
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only)
         Credit Suisse, on behalf of the Investment Banking Division (CH-0203923549)

-------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                               (a) [ ]
                                                               (b) [X]
-------------------------------------------------------------------------------
3.  SEC USE ONLY

-------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    Not Applicable
-------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)
                                                                   [X]
-------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Switzerland
-------------------------------------------------------------------------------
Number of                             7.    Sole Voting Power
Shares
Beneficially                                0
Owned by                              -----------------------------------------
Each
Reporting                             8.    Shared Voting Power
Person with
                                            10,355,030 shares of Common Stock,
                                            par value $1.00
                                      -----------------------------------------
                                      9.    Sole Dispositive Power

                                            0
                                      -----------------------------------------
                                      10.   Shared Dispositive Power

                                            10,355,030 shares of Common Stock,
                                            par value $1.00
-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

    10,355,030 shares of Common Stock, par value $1.00.
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)
                                                                   [  ]
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

    24.1%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    BK, HC, OO
-------------------------------------------------------------------------------

                  This statement on Schedule 13D/A (the "Statement") is being filed as Amendment No. 3 to the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on December 8, 2000 (the "Original Statement"), as amended by Amendment No. 1 to the Statement on
Schedule 13D filed with the SEC on December 15, 2000 (the "First Amendment") and as further amended by Amendment No. 2 to the Statement on Schedule 13D filed with the SEC on November 24, 2006. Capitalized terms used but not defined herein have the meaning set forth in the Original Statement, the First Amendment or the Second Amendment as applicable.

Item 4. Purpose of the Transaction
----------------------------------

         Item 4 is hereby amended by adding the following:

         (a)      Agreement and Plan of Merger

         Metaldyne Corporation, a Delaware corporation ("Metaldyne" or the "Company") had previously announced that it entered into an Agreement and Plan of Merger, dated as of August 31, 2006 (the "Original Merger Agreement") by and among Metaldyne, Asahi Tec Corporation, a Japanese corporation ("Asahi Tec"), and Argon Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Asahi Tec ("Acquisition Sub"). On November 27, 2006, these parties entered into an Amended and Restated Agreement and Plan of Merger (the "Amended Merger Agreement") (filed herewith as Exhibit A to Item 7) which supersedes the Original Merger Agreement. Under the Amended Merger Agreement, it is contemplated that Acquisition Sub will merge into Metaldyne (the "Merger"), and that Metaldyne, as the surviving corporation of the Merger, will become a wholly owned subsidiary of Asahi Tec and will cease to be a Reporting Company under the Securities and Exchange Act of 1934.

Under the terms of the Amended Merger Agreement, at the effective time of the Merger, each share of Common Stock owned by those of the Company's common stockholders that are currently party to a Metaldyne shareholders agreement (the "Principal Company Stockholders"), to which Credit Suisse First Boston Equity Partners (Bermuda), L.P., Credit Suisse First Boston Equity Partners, L.P., Credit Suisse First Boston U.S. Executive Advisors, L.P., EMA Partners Fund 2000, L.P. and EMA Private Equity Fund 2000, L.P. (collectively the "CS Funds") are a party, will be converted into the right to receive $1.5243 in cash (as opposed to $2.1833 in cash under the Original Merger Agreement), in each case without interest. Each share of Common Stock held by persons that are not Principal Company Stockholders, (the "3% Minority Stockholders") (other than shares owned by Asahi Tec, Acquisition Sub, Metaldyne or any of their respective subsidiaries and shares ("Dissenting Shares") as to which Common Stockholders have perfected and not withdrawn the right to appraisal under Section 262 of the General Corporation Law of the State of Delaware (the "DGCL"), will be converted into the right to receive $2.57 in cash, without interest. Holders of these shares will receive a higher price per share if the average closing common price of the Asahi Tec common for a 30 trading day period prior to closing of the Merger, (the "Closing Common Price"), is higher than $2.9693 (the "Signing Common Price"), as determined under the Merger Agreement. In addition, in the event that any cash payment will be due as a result of the Merger on any stock options of the Company outstanding prior to the Merger, the total cash merger consideration for Common Stockholders, including the CS Funds, will be correspondingly reduced. The Principal Company Stockholders have been required by Asahi Tec, and have agreed, pursuant to a stock purchase agreement (filed herewith as Exhibit B to Item 7), as such agreement was amended and restated on November 27, 2006 (the "Amended Stock Purchase Agreement"), to reinvest their Merger proceeds in common stock of Asahi Tec in a private placement. In addition, all holders of the Company's preferred stock (the "Preferred Stockholders") have been required by Asahi Tec, and have agreed, to reinvest their Merger proceeds in Asahi Tec convertible preferred stock or common stock of Asahi Tec to be issued in a private placement. The Principal Company Stockholders and the Preferred Stockholders have agreed to waive their appraisal rights under the DGCL with respect to the Merger.

The obligation of the parties to consummate the Merger and the related transactions is subject to the satisfaction of certain conditions, including: obtaining certain consents and waivers from holders of Metaldyne's 11% Notes, Senior Notes and 10% Notes (as such terms are defined below and as further described in Item 4(c) hereof); obtaining financing necessary to consummate the Merger and related transactions; closing of the private placements of Asahi Tec equity securities to the Principal Company Stockholders and Preferred Stockholders (in each case without the amendment, modification or waiver in any material respect of any material term or condition thereof); the absence of a material adverse effect on the Company; and U.S., Japanese and other foreign regulatory approval.

In connection with the Merger, a shareholders' agreement was entered into as of August 31, 2006 by and among Asahi Tec, RHJ International SA and the Principal Company Stockholders with reference to Asahi-Tec securities setting forth certain rights and obligations of the parties in respect of Asahi Tec following the Merger. It is currently anticipated that the CS Funds will have the right to nominate a director to the board of Asahi Tec. Such shareholders' agreement has been amended and restated as of November 27, 2006. The amended and restated shareholders' agreement will become effective upon consummation of the Merger and the closing of other transactions contemplated in the Amended Merger Agreement and in the Amended Stock Purchase Agreement.

The Company has reported that the Merger has been approved by the boards of directors of the Company, Asahi Tec and Acquisition Sub. At Asahi Tec's request, following approval by the Company's board of directors, the required majority of the Company's stockholders delivered written consents to approve the Merger. The Preferred Stockholders have also consented to the Merger in connection with their agreement to reinvest the cash received in the Merger in Asahi Tec securities. Asahi Tec has also solicited and obtained the approval of its shareholders to the transactions contemplated by the private placement agreements with the reinvesting stockholders; however, this approval, which was obtained on November 16, 2006, will expire after January 16, 2007 so that, if the Merger is not closed by that date, Asahi Tec would need to call another shareholders meeting following a new required notice period of between eight and ten weeks. The Original Merger Agreement has been modified to extend its scheduled expiration date to March 15, 2007. There can be no assurance that a new approval could be timely obtained or that the merger conditions would be satisfied at the relevant time.

(b) Stock Purchase Agreements

The Principal Company Stockholders, including the CS Funds entered into the Amended Stock Purchase Agreement as of November 27, 2006 pursuant to which the Principal Company Stockholders have agreed to reinvest their Merger proceeds in common stock of Asahi Tec in a private placement. In addition, the Preferred Stockholders have entered into preferred stock purchase agreements, which has been amended and restated as of November 27, 2006, pursuant to which such holders of the Company's preferred stock have agreed to reinvest their proceeds in Asahi Tec convertible preferred stock in a private placement. The price at which the Principal Company Stockholders and the Preferred Stockholders will purchase Asahi Tec common stock in the private placements is based on a discount to the Signing Common Price. This discount reflects the lesser per share merger consideration to be received by the Principal Company Stockholders relative to the 3% Minority Stockholders (without regard to any potential increase payable to the 3% Minority Stockholders as a result of improvements in the Closing Common Price relative to the Signing Common Price).

(c) Noteholder Consents and Waivers

The obligations of Metaldyne and Asahi Tec to close the Merger under the Merger Agreement are subject to obtaining consents and waivers from holders of its 11% senior subordinated notes due 2012 (the "11% Notes"), its 10% senior notes due 2013 (the "Senior Notes") and its 10% senior subordinated notes due 2014 (the "10% Notes") and the related indentures (including a waiver of the notes' change of control put provisions) to the Merger and related transactions. It is a condition to the Merger Agreement that these consents be obtained on specified terms reflecting Asahi Tec's most recent position with steering committees purporting to represent a majority of the holders of the 11% Notes and the Senior Notes or with such changes thereto as are acceptable to Asahi Tec. In addition, it is a condition to the Merger Agreement that an intercreditor agreement among a collateral agent for noteholders, an intercreditor agent for the senior bank lenders and the Company be entered into in the form proposed by the senior lenders or with such changes as are acceptable to Asahi Tec. As of the date hereof, the Company understands that Asahi Tec believes the financial and other key terms have been agreed to by the steering committees, but that the committees have proposed certain changes to other terms which are being considered, and no formal agreement consenting to the terms has been entered into by the members of the committees. Therefore, there remains a material risk that consents cannot be achieved on the terms required by the Merger Agreement. As soon as reasonably practicable following the execution and delivery of the Amended Merger Agreement, the Company will commence the consent solicitations pursuant to customary documentation on terms reflecting discussions with the Committees. The Company has also announced that all of the 10% Notes are currently held by DaimlerChrysler Corporation, which has consented to the required changes to its notes.

(d) Additional Information

For additional information with respect to the status of discussions related to the noteholders' consents and waivers and events that have occurred subsequent to the date of the Merger Agreement and prior to the date hereof, see (i) the Company's Form 8-K filed with the Securities and Exchange Commission (the "SEC") on November 15, 2006, (ii) the Company's Form 8-K filed with the SEC on November 28, 2006 and (ii) Amendment No.1 to the Company's Schedule 13E-3 filed with the SEC on November 29, 2006.

Item 7. Material to be Filed as Exhibits.
-----------------------------------------


         Exhibit A         Amended and Restated Agreement and Plan of Merger,
                           dated as of November 27, 2006, among Asahi Tec
                           Corporation, Argon Acquisition Corp. and Metaldyne
                           Corporation


         Exhibit B         The Amended and Restated Stock Purchase Agreement,
                           dated November 27, 2006, by and among the Asahi Tec
                           Corporation and the Purchasers listed on Schedule I thereto.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                                            CREDIT SUISSE FIRST BOSTON
                                            EQUITY PARTNERS, L.P.


                                            By:  /s/ Kenneth Lohsen
                                                 ------------------------------
                                                 Name:  Kenneth Lohsen
                                                 Title: Attorney-In-Fact


                                            CREDIT SUISSE FIRST BOSTON
                                            EQUITY PARTNERS (BERMUDA), L.P


                                            By:  /s/ Kenneth Lohsen
                                                 ------------------------------
                                                 Name:  Kenneth Lohsen
                                                 Title: Attorney-In-Fact


                                            EMA PARTNERS FUND 2000, L.P


                                            By:  /s/ Kenneth Lohsen
                                                 ------------------------------
                                                 Name:  Kenneth Lohsen
                                                 Title: Vice President


                                            EMA PRIVATE EQUITY FUND 2000, L.P


                                            By:  /s/ Kenneth Lohsen
                                                 ------------------------------
                                                 Name:  Kenneth Lohsen
                                                 Title: Vice President


                                            CREDIT SUISSE FIRST BOSTON U.S.
                                            EXECUTIVE ADVISORS, L.P.

                                            By:  /s/ Kenneth Lohsen
                                                 ------------------------------
                                                 Name:  Kenneth Lohsen
                                                 Title: Attorney-In-Fact


                                            CREDIT SUISSE INVESTMENT
                                            ADVISORY PARTNERS, LLC


                                            By:  /s/ Kenneth Lohsen
                                                 ------------------------------
                                                 Name:  Kenneth Lohsen
                                                 Title: Vice President

                                            CREDIT SUISSE
                                            acting solely on behalf of the
                                            Investment Banking division


                                            By: /s/ Ivy Dodes
                                                -------------------------------
                                                Name:  Ivy Dodes


                                            CREDIT SUISSE
                                            (BERMUDA) LIMITED.


                                            By:  /s/ Kenneth Lohsen
                                                 ------------------------------
                                                 Name:  Kenneth Lohsen
                                                 Title: Vice President


                                            HEMISPHERE PRIVATE EQUITY
                                            PARTNERS, LTD.


                                            By:  /s/ Kenneth Lohsen
                                                 ------------------------------
                                                 Name:  Kenneth Lohsen
                                                 Title: Attorney-In-Fact


Dated: December 1, 2006